SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                          AIM TREASURER'S SERIES TRUST

On February 25, 2005, AIM Treasurer's Series Trust (the "Trust") commenced operations of the Institutional Class shares for the Premier Portfolio, Premier Tax-Exempt Portfolio and Premier U.S. Government Money Portfolio each a "Portfolio" and collectively the "Portfolios"). Additionally, the Trust redesignated the existing class of shares of the Portfolios as the Investor class shares. Each class of shares is offered and redeemed at a constant net asset value per share. Shares of beneficial interest of the Trust are redeemable at their net asset value at the option of the shareholder or at the option of the Trust in certain circumstances.

         Each class of shares of a Portfolio represents interests in the same portfolio of investments of such Portfolio. If the Trust is ever liquidated, shareholders of each class of a Portfolio are entitled to share pro rata in the assets belonging to such Portfolio allocable to such class which are available for distribution after satisfaction of outstanding liabilities of the Portfolio allocable to such class. Each share of a Portfolio generally has identical voting, dividend, liquidation and other rights on the same terms and conditions; however, each class of shares of a Portfolio is subject to different exchange privileges and class-specific expenses.

         Shareholders of each Portfolio are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the shares of the Portfolio. On matters affecting an individual Portfolio or class of shares, a separate vote of shareholders of such Portfolio or class is required. Shareholders of the Portfolio or class are not entitled to vote on any matter which does not affect such Portfolio or class but that requires a separate vote of another Portfolio or class. When issued, shares of each Portfolio are fully paid and nonassessable, have no preemptive, conversion, or subscription rights, and are freely transferable. Shares do not have cumulative voting rights, which means that in situations in which shareholders elect trustees, holders of more than 50% of the shares voting for the election of trustees can elect all of the trustees of the Trust, and the holders of fewer than 50% of the shares voting for the election of trustees will not be able to elect any trustees.

         Under Delaware law, shareholders of a Delaware statutory trust shall be entitled to the same limitations of liability extended to shareholders of private for-profit corporations. There is a remote possibility, however, that shareholders could, under certain circumstances, be held liable for the obligations of the Trust to the extent the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Trust Agreement disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the trustees to all parties, and each party thereto must expressly waive all rights of action directly against shareholders of the Trust. The Trust Agreement provides for indemnification out of the property of the Portfolio for all losses and expenses of any shareholder of such Portfolio held liable on account of being or having been a shareholder. Thus, the risk of a shareholder's incurring direct financial loss due to shareholder liability is limited to circumstances in which a complaining party is not held to be bound by the disclaimer and the applicable Portfolio is unable to meet its obligations.